NATIVE HOSTEL AUSTIN, LLC

ANNUAL REPORT

April 2017



[THIS PAGE INTENTIONALLY LEFT BLANK]

NATIVE HOSTEL AUSTIN, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Native Hostel Austin, LLC, a Texas limited liability company (**"Native Hostel"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

[THIS SECTION INTENTIONALLY LEFT BLANK]

TABLE OF CONTENTS

_____

I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Native Hostel Austin, LLC
Legal Status of Issuer	Limited liability company
Jurisdiction of Organization	Texas
Date of Incorporation	March 31, 2016
Physical Address of Issuer	807 E. 4th Street, Austin TX 78702
Number of Employees	1

SUMMARY OF ISSUER'S BUSINESS PLAN

OVERVIEW

The Native Hostel will be a boutique luxury hostel boasting handcrafted design, full-service hospitality and a communal atmosphere for the discerning adventurer. Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of café, bar and lounge space, 5,000 square feet of hostel rooms, 6,000 square feet of hospitality and private events space, and 14,000 square feet of outdoor space for parking, events and future amenities. The Native Hostel expects to be the only luxury hostel of its kind in the Southwestern United States.

The Native Hostel team has decades of experience in founding, designing and/or operating architecturally noteworthy experiences that draw crowds across Texas and beyond. These successful concepts include Kung Fu Saloon (three locations throughout Texas), The Brew Exchange, Winflo Osteria, Eberly and The Mohawk (totaling roughly $20 million in annual revenue) as well as the 2014 Roof Garden Commission at the Metropolitan Museum of Art in New York City.

BUSINESS MODEL

The Native Hostel will offer 72 beds spread throughout 12 guest rooms, including 4 loft-style rooms that can be rented as suites or shared spaces. Its prime, central location makes The Native Hostel an ideal launchpad for younger travelers eager to explore Austin's myriad nightlife options and world-renowned festivals like SXSW, Austin City Limits and FunFunFun Fest.

The Native Hostel's cafe and bar will serve casual, hyper-American cuisine and unpretentious craft cocktails. The rotating menu will be simple and approachable, with an emphasis on authenticity. Guests will relax and converse in an intimate, low-lit space featuring a glass ceiling and a textural blend of stone, plush velvet and steel.

Regular large-scale performances will transform the 14,000 square foot outside area into a destination for patrons to experience big sounds and bigger productions under the bright lights of the Austin skyline.

The Native Hostel will also sell branded merchandise to its patrons and other visitors on hostel premises.

The Parlour will serve as the hostel's beating heart, featuring a fresh, curated mix of movie screenings, musical acts, night bazaars and gallery-style exhibitions designed to bring together travelers and locals alike. With its raw stone walls, deeply enveloping furnishings and eclectic programming, the Parlour will give guests a chance to indulge in a variety of dynamic, multi-dimensional experiences.

The Native Hostel will offer all guests full use of a beautiful, modern community kitchen designed to encourage mingling and communal food preparation, with the goal of making travel more attainable for the young, budget-conscious traveler. The kitchen will be fully outfitted with high-end cookware and equipment to provide guests with the look, feel and capabilities of a master chef's home kitchen. The space will also serve as a venue for up-and-coming chefs to prepare guest meals as part of a regular brunch and dinner series.

The crown jewel of the Native Hostel will be The Hideaway, a master suite designed to provide privacy and shelter for unique, you-name-it experiences curated by the Native Hostel's knowledgeable staff. Anything and everything is fair game in The Hideaway.

As of April 2017, the Native Hostel has obtained architectural and engineering designs and construction permits for the construction of the hostel, completed the structural and exterior renovations, and obtained a certificate of occupancy. The Native Hostel expects to complete its renovations and open for business in the summer of 2017.

II.   DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

To finance the construction and build-out of the hostel, as well as the initial purchase of furniture, equipment, smallwares and other start-up costs, the Native Hostel has raised approximately $0.4 million through the issuance of revenue sharing notes in the crowdfunding offering, approximately $2.6 million through a construction loan from PlainsCapital Bank, and approximately $0.7 million has been funded through unreimbursed advances from its members and their affiliates.

The construction loan is due in January 2018, and is secured by a first lien on the Native Hostel's assets. The construction loan will bear interest at an annual rate of 4.25% fixed and has been guaranteed by its members. Interest-only payments will be due for the first 4 months, after which time principal and interest payments based on a 10 year amortization schedule would be due monthly on the construction loan, which matures and is due after 12 months.

The NextSeed Securities are secured by a second lien on our assets and the holders are entitled to receive 5.0% of our gross revenues for a 48 month period from the date of the closing of the Offering (July 18, 2016) up to a maximum of two times the original principal amount.

In the spring of 2017, the Native Hostel intends to conduct a private placement offering of preferred membership interests to raise the remaining funds needed to complete renovations and commence operations.

At or prior to maturity of the construction loan, the Native Hostel expects to refinance the construction loan into a permanent loan that would mature in 5 years or longer. However, the refinancing will be conditioned upon an additional underwriting and due diligence process, a restructuring of its subleases into a direct lease of the premises, and the completion of construction and renovation and commencement of business. It does not have any term sheet or binding commitment for the refinancing.

EXISTING SECURITIES AS OF END OF 2016

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Equity	3,000	3,000	1 vote per Unit	Set forth in the governing company agreement of the Issuer
NextSeed Notes	$396,500	$396,500	None	Set forth in the note purchase agreement among the Issuer and the Investors

M.R. Dickson Holdings, LLC, Steakley Ventures Inc. and Mr. Madrid each own 1,000 Membership Units of the Issuer. As of December 31, 2016, the Issuer had no other securities outstanding. In the spring of 2017, the Issuer intends to conduct a private placement offering of preferred membership interests.

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
NextSeed Notes	Section 4(a)(6)	$275,000 to $500,000	$396,500	To finance the construction and build-out of the hostel

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2016

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
PlainsCapital Bank	$2,654,262[1]	4.25%	January 6, 2018	Secured by a first lien on all assets; Interest-only payments will be due for the first 4 months, after which time principal and interest payments based on a 10 year amortization schedule would be due monthly on the construction loan.

---

[1] Includes the $750,000 previously advanced by PlainsCapital Bank, which was repaid out of the proceeds of the $2,654,262 construction loan and is no longer outstanding.

III. KEY PERSONS

MANAGERS AND OFFICERS

Michael Dickson

Manager & President, March 2016 – Present

Over the course of 17 years in the construction industry, Michael Dickson has cultivated a passion for and deep understanding of fine architecture, design, and project management. He is currently a Managing Partner of Icon Design+Build, a high-end custom builder specializing in homes, bars and restaurants. He is also the owner of a number of highly successful food and beverage venues. Mr. Dickson studied Geography at the University of Texas, Austin. Mr. Dickson is responsible for the day-to-day management decisions of the Issuer.

Mr. Dickson's business experience in the last three years includes management of:

- **Icon Design Build**, a high-end construction company in Austin, TX
  Managing Partner, January 2008 – Present

- **Eberly**, a combination of restaurant, public house and private club in Austin, TX
  Owner, January 2015 – Present

- **Brew Exchange**, a bar known for its beer selection in Austin, TX
  Owner, January 2012 – Present

- **The Winflo Osteria**, an Italian eatery in Austin, TX
  Owner, January 2012 – Present

- **Benji's Cantina**, a Mexican eatery in Austin, TX
  Owner, January 2012 – Present

- **Kung Fu Saloon Austin**, a bar with kung fu movie theme in Austin, TX
  Owner, 2009 – Present

- **Kung Fu Saloon Dallas**, a bar with kung fu movie theme in Dallas, TX
  Owner, 2011 – 2014

- **Kung Fu Saloon Houston**, a bar with kung fu movie theme in Houston, TX
  Owner, 2010 - 2014

Antonio Madrid

Member & Secretary, March 2016 – Present

Antonio Madrid specializes in the fast-track development and construction of custom, high-end hospitality venues, residences and art installations. Since 2010, he has overseen nearly a dozen successful commercial build-outs across the United States as well as art installations for the

Metropolitan Museum of Art, Governors Island, and Soho House. He is currently a Managing Partner of Icon Design+Build and Board Chair of the HOPE (Helping Other People Everywhere) Campaign. Mr. Madrid studied Philosophy and Finance at the University of Texas, Austin. Mr. Madrid is responsible for the day-to-day activities of the Native Hostel.

Mr. Madrid's business experience in the last three years includes working as a construction manager for:

- **Icon Design Build**, a high-end construction company in Austin, TX
  Managing Partner, January 2015 - Present

- **Future Green Studio**, a design build firm in Brooklyn, NY
  Construction Manager, *March - August 2014*

Will Steakley

Member & Treasurer, March 2016 – Present

Will Steakley is the co-founder of several successful Austin brands, including The Mohawk (voted the Austin Chronicle's Best Live Music Venue in 2015), DEN Property Group, Viceroy Realty Advisors, and Austin Surf Company. As a native Austin creator, connector and tastemaker, Mr. Steakley is passionate about preserving the soul, authenticity and brand of Austin, Texas. With over $300 million in closed transactions, Mr. Steakley also happens to be one of Austin's top real estate professionals and the only agent under 40 to receive the Austin Business Journal's coveted Top 25 award over 9 consecutive years. Mr. Steakley studied Economics at the University of Texas, Austin. Mr. Steakley is in charge of overseeing the finances of The Native Hostel.

Mr. Steakley's business experience in the last three years includes co-founding and managing the following businesses:

- **DEN Property Group**, a real estate consultancy in Austin, TX
  Co-Founder, September 2010 – Present

- **Viceroy Realty Advisors**, a consulting & brokerage firm specializing in urban and mixed-use real estate in Austin, TX
  Co-Founder, July 2014 – Present

- **Red Bluff Partners**, a developer of boutique hotels and mixed-use real estate in Austin, TX
  Co-Founder, May 2014 – Present

- **Pathogen Solution**, a distributor of Health Risk Management System disinfecting UV light system in Austin, TX
  Co-Founder, August 2010 – Present

- **GreenLight Facility Solutions**, a full-service facility care group in Austin, TX
  Co-Founder, July 2012 – Present

- **GreenLight Energy Services**, an energy services company specializing in commercial lighting retrofits in Austin, TX

Co-Founder, June 2010 – Present

- **Austin Surf Company,** a surf board design & retail company in Austin, TX
Co-Founder, July 2006 – Present

- **The Mohawk,** a bar & restaurant in Austin, TX
Co-Founder, July 2006 – Present

IV. FINANCIAL STATEMENTS

BALANCE SHEET

	December 31, 2016
Cash and cash equivalents	6,714.37
Accounts receivable	0
[Total Property and Equipment, at cost]	1,714,657.11
Other Assets	-116,001.32
Total Assets	1,605,370.16
Short-term debt	0
Long-term debt	1,146,500.00
Total Liabilities	1,146,500.00
Members' Equity	458,870.16
Total Liabilities and Members' Equity	1,605,370.16

Note 1. On January 6, 2017, the Native Hostel closed on a construction loan of $2,654,262 from PlainsCapital Bank, which is secured by a first lien on all its assets. The previous $750,000 of advances from PlainsCapital Bank outstanding as of December 31, 2016 were repaid out of the proceeds of the construction loan, which has since been fully drawn, the note for $750,000 is no longer outstanding.

Note 2. Members' Equity represents advances by the Members which will be reimbursed out of financing proceeds or net cash flow, after payment of debt service and operating expenses.

V.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks

Business, financial and operating risks common to the hospitality industry include:

- significant competition from hospitality providers in Austin, Texas;
- the costs and administrative burdens associated with complying with applicable local, state and federal laws and regulations;
- delays in or cancellations of planned or future development or refurbishment projects;
- changes in desirability of geographic location of the hostel;
- decreases in the demand for transient rooms and related lodging services, including a reduction in business travel as a result of alternatives to in-person meetings (including virtual meetings hosted online or over private teleconferencing networks) or due to general economic conditions;
- decreased corporate or governmental travel-related budgets and spending, as well as cancellations, deferrals or renegotiations of group business such as industry conventions;
- negative public perception of corporate travel-related activities;
- statements, actions, or interventions by governmental officials related to travel, meetings or other aspects of hotel business and operations;
- the impact of internet intermediaries and other new industry entrants on pricing and the value of the Issuer's brand and its increasing reliance on technology;
- health, safety and environmental laws, rules and regulations and other governmental and regulatory action;
- changes in operating costs including, but not limited to, energy, water, labor costs (including the impact of labor shortages and unionization), food costs, workers' compensation and health-care related costs, insurance and unanticipated costs such as acts of nature and their consequences;
- disputes with the property owner of the hostel that may lead to the termination of the Issuer's lease or result in litigation;
- the availability and cost of capital to allow the Issuer to fund construction and renovations;

- the financial condition of third-party developers and joint venture partners; and
- cyclical over-building in the hotel business.

Macroeconomic Risk

Macroeconomic and other factors beyond the Issuer's control that could adversely affect and reduce demand for the Issuer's products and services include, but are not limited to:

- changes in general economic conditions, including low consumer confidence, unemployment levels and the severity and duration of downturns in the United States and elsewhere across the world;
- war, political conditions and civil unrest, terrorist activities or threats and heightened travel security measures instituted in response thereto;
- natural or man-made disasters, such as earthquakes, tsunamis, tornadoes, hurricanes, typhoons, floods, drought, volcanic eruptions, oil spills and nuclear incidents;
- conditions which negatively shape public perception of travel, including travel-related accidents and travelers' fears of exposures to contagious diseases;
- the financial condition of the airline, automotive and other transportation-related industries; and
- foreign exchange fluctuations.

Consumer demand for the Issuer's services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Weak economic conditions in Europe, Latin America and other parts of the world, potential disruptions in the U.S. economy, political instability and changes in government policies in some areas throughout the world, and the uncertainty over how long any of these conditions will continue, could have a negative impact on the Issuer by decreasing the revenues and profitability of the Issuer. Substantial increases in air and ground travel costs and decreases in airline capacity could reduce demand for the Issuer's products and services. Accordingly, both the Issuer's future financial results and growth could be harmed if economic conditions worsen.

Competition Risk

The Issuer's revenues, profits, or market share could be harmed if it is unable to compete effectively. The hotel industry is highly competitive. The Issuer competes for customers with other hotel and resort properties, ranging from national and international hotel brands to independent, local and regional hotel operators. Furthermore, new or existing competition that uses a business model that is different from the Issuer's business model may challenge the Issuer's ability to remain competitive. The Issuer competes based on a number of factors, including quality and consistency of rooms, restaurant and bar facilities and services, and attractiveness of the location. Some of the Issuer's competitors may have substantially greater marketing and financial resources than the Issuer does, and if the Issuer is unable to successfully compete in these areas, the Issuer's operating results could be adversely affected.

Reputational Risk

Degradation in the quality or reputation of the Issuer's brand could adversely affect the Issuer's financial results and growth. External perception of the Issuer could harm the Issuer's brand and reputation as well as reduce the Issuer's revenues and lower its profits. The Issuer's brand and reputation are among its most important assets. The Issuer's ability to attract and retain guests depends, in part, upon the external perceptions of the Issuer, the quality of its products and services and the Issuer's corporate and management integrity. There is a risk to the Issuer's brand and the Issuer's reputation if it fails to act responsibly or comply with regulatory requirements in a number of areas, such as safety and security, sustainability, responsible tourism, environmental management, human rights and support for the local community. The considerable increase in the use of social media over recent years has greatly expanded the potential scope and scale, and increased the rapidity of the dissemination of the negative publicity that could be generated by any such adverse incident or failure. An adverse incident involving the Issuer's associates or its guests, or in respect of its third-party vendors and the industry, and any media coverage resulting therefrom, may harm the Issuer's brand and reputation, cause a loss of consumer confidence in the Issuer, its brand or the industry, and negatively impact the Issuer's results or operations.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of the hostel. There are other recently-applied for trademarks for the name "Native" in connection with hotel services pending with the United States Patent and Trademark Office. There are other variations of "Native" used in the hotel industry; some of those names are registered, some are not. In the spring of 2017, the Issuer received a cease and desist letter from an applicant of a recently filed trademark for the name "Native". The Issuer engaged counsel, responded to the letter outlining the basis for Issuer's continued use of the mark, and has not received additional communications from the applicant. Should said applicant or any third party initiate a legal action concerning the Issuer's tradename or trademark, the Issuer may be unsuccessful in defending any claims of infringement from the registered trademark holder or others using similar marks in other locations. If the Issuer's brand misappropriates or infringes on a third party's intellectual property rights, or if third parties misappropriate or infringe on its intellectual property rights, the value of its brand may be harmed, it may be restricted from using its tradename, and it may incur significant additional expenses re-branding or engaging in intellectual property litigation.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;

- development costs incurred for projects that are not pursued to completion;

- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;

- ability to raise capital in an amount sufficient to adequately fund the project, including adequate debt refinancing when its construction loan matures in January 2018; and

- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project, including sites held for development of vacation ownership resorts, will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Third-Party Internet Reservations

Third-party internet reservation or booking channels may negatively impact the Issuer's revenues. The Issuer's beds and rooms may be booked through third-party internet travel intermediaries such as Expedia.com®, Orbitz.com®, and Booking.com®, as well as lesser-known online travel service providers. As the percentage of internet bookings increases, these intermediaries may be able to obtain more volume or better rates. Some internet reservation intermediaries are attempting to commoditize lodging by increasing the importance of price and general indicators of quality (such as "three-star downtown hotel") at the expense of brand identification, which is among the Issuer's most important assets. Moreover, third-party reservation channels may be able to obtain higher commissions, reduced room rates or other significant contract concessions from the Issuer. Over time, consumers may develop loyalties to third-party internet reservations systems rather than to the Issuer's online booking tools or lodging brand. Although the Issuer expect to derive most of its revenues from traditional channels and its website, the Issuer's business and profitability could be adversely affected if customer loyalties significantly shift from its lodging brand to their travel services, diverting bookings away from the Issuer's website, or through their fees increasing the overall cost of internet bookings for the Issuer.

Technology Risk

A failure to keep pace with developments in technology could impair the Issuer's operations or competitive position. The hospitality industry continues to demand the use of sophisticated technology and systems including technology utilized for property management, brand assurance and compliance, procurement, reservation systems, operation of any potential customer loyalty program, distribution, revenue management and guest amenities. These technologies can be expected to require refinements, including complying with legal requirements in connection with privacy and/or security regulations, requirements, and commitments established by third parties such as the payment card industry and the US-EU Safe Harbor program, and there is the risk that advanced new technologies will be introduced. Further, the development and maintenance of these technologies may require significant capital. There can be no assurance that as various systems and technologies become outdated or new technology is required, the Issuer will be able to replace or introduce them as quickly as its competition or within budgeted costs and timeframes. Further, there can be no assurance that the Issuer will achieve the benefits that may have been anticipated from any new technology or system.

Cybersecurity Risks

Cyber threats and the risk of data breaches or disruptions of the Issuer's information technology systems could harm the Issuer's brand and adversely affect its business. The Issuer's business involves the processing, use, storage and transmission of personal information regarding its employees, customers and vendors for various business purposes, including marketing and promotional purposes. The protection of personal as well as proprietary information is critical to the Issuer. The Issuer is dependent on information technology networks and systems to process, transmit and store proprietary and personal information, which may include the Issuer's reservation systems, property management systems, customer and employee databases, call centers, administrative systems, and third-party vendor systems. The Issuer may store and process such internal and customer information both at onsite facilities and at third-party owned facilities, including for example, in a third-party hosted cloud environment. The complexity of this infrastructure contributes to the potential risk of security breaches. The Issuer relies on the security of its information systems, and those of its vendors and other authorized third parties, to protect its proprietary and personal information.

Despite the Issuer's efforts, information networks and systems may be vulnerable to threats such as system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; employee error, negligence, fraud, or misuse of systems; or other unauthorized attempts by third parties to access, modify or delete its proprietary and personal information. Although the Issuer has taken steps to address these concerns by implementing network security and internal controls, there can be no assurance that a system failure, unauthorized access, or breach will not occur.

Any compromise of the Issuer's networks or systems, public disclosure, or loss of personal or proprietary information, non-compliance with contractual or legal obligations regarding personal information, or a violation of a privacy or security policy pertaining to personal information could result in a disruption to its operations; damage to its reputation and a loss of confidence from its customers or employees; legal claims or proceedings, liability under laws that protect personal information, regulatory penalties, potentially resulting in significant monetary damages, regulatory enforcement actions, fines, and/or criminal or civil prosecution in one or more jurisdictions; and subjecting the Issuer to additional regulatory scrutiny, or additional costs and liabilities which could have a material adverse effect on its business, operations or financial condition.

Privacy Risks

Changes in privacy law could increase the Issuer's operating costs and/or adversely impact its ability to market its products, properties and services effectively. The Issuer is subject to numerous laws, regulations, and contractual obligations designed to protect personal information, including various U.S. federal, state and local laws, and credit card industry security standards and other applicable information security standards. The Issuer has established policies and procedures to help protect the privacy and security of its information. However, every year the number of laws, regulations, and information security requirements continue to grow, as does the complexity of such laws and requirements. Compliance with applicable privacy regulations may increase its operating costs and/or adversely impact its ability to market the Issuer's products and services to its guests.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the key persons of the Issuer. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Environmental Risks

The Issuer is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the hospitality industry, the preparation and sale of food, the sale of alcoholic beverages, zoning and building codes, land use and employee, health, sanitation and safety matters. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Insurance Risk

The Issuer's insurance policies may not cover all potential losses. The Issuer maintains insurance coverage for liability, property, business interruption, and other risks. These policies offer coverage terms and conditions that the Issuer believes are usual and customary for the Issuer's industry. Generally, the Issuer's "all-risk" property policies provide that coverage is available on a per occurrence basis and that, for each occurrence, there is a limit as well as various sub-limits on the amount of insurance proceeds the Issuer will receive in excess of applicable deductibles. In addition, there may be aggregate limits or sublimits under the policies. In addition, there are also other risks including but not limited to war, certain forms of terrorism such as nuclear, biological or chemical terrorism, political risks, some environmental hazards and/or "Acts of God" that may be deemed to fall completely outside the coverage of the Issuer's policies or may be uninsurable or cost prohibitive to justify insuring against.

Risks from Natural Disasters and Terrorism

The Issuer's revenues are highly dependent on the travel industry and declines in or disruptions to the travel industry, such as those caused by natural or man-made disasters, contagious disease, terrorist activity, political or civil unrest and war, may adversely affect the Issuer. Its financial and operating performance may be adversely affected by so called "Acts of God." Hurricanes, earthquakes, tsunamis, and other man-made or natural disasters in recent years, could cause a decline in the level of business and leisure travel in Austin, Texas or as a whole, and reduce the demand for lodging. Actual or threatened war, terrorist activity, political unrest, or civil strife, and other geopolitical uncertainty could have a similar effect on the Issuer's revenues or on its growth strategy. Any one or more of these events may reduce the overall demand for hotel rooms or limit the prices that the Issuer can obtain for them, both of which could adversely affect its profits.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Risks of Compliance with Americans with Disabilities Act

The cost of compliance with the Americans with Disabilities Act and similar legislation outside the United States could be substantial. The Issuer is subject to the Americans with Disabilities Act ("**ADA**"). Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993; public accommodations built before January 26, 1993 are required to remove architectural barriers to disabled access where such removal is "readily achievable." The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, and awards of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could negatively affect the reputation of the Issuer's brand. If the Issuer fails to comply with the requirements of the ADA, the Issuer could be subject to fines, penalties, injunctive action, reputational harm and other business effects which could materially and negatively affect its performance and results of operations.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Risk Relating to Project Financing

The Issuer relies heavily on debt and equity financing for its initial project budget and working capital needed to commence operations of the hostel. Throughout 2016, the Issuer funded its initial budget with funding from the crowdfunding notes as well as additional debt financing and advances from its members. The net proceeds of the Issuer's crowdfunding offering and construction loan are not sufficient to commence operations, and the Issuer is dependent on raising additional financing to commence operations. The Issuer intends to conduct a private placement offering of preferred membership interests in the spring of 2017 to raise the remaining funds needed to complete renovations of the hostel and commence business. If the Issuer cannot raise sufficient funds in the private placement offering or raise additional short-term capital, it may consume all of its cash reserved for operations. There are no assurances that the principals will be able to raise capital on terms acceptable to the Issuer. If the Issuer is unable to obtain sufficient amounts of additional capital, the Issuer may be required to reduce the scope of its planned development, which could harm its business, financial condition and operating results.

Risks Relating to Debt Financing

The Issuer's $2.6 million construction loan matures in January 2018 and it will need to refinance the loan. There is not currently any commitment for a refinancing, and any refinancing will be subject to completing renovations, opening for business, additional due diligence and underwriting and other conditions and contingencies.

In addition, the Issuer's existing and any future debt service obligations may adversely affect its cash flow. As a result of its debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk.

Although the Issuer anticipates that it will be able to repay or refinance its construction loan when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

nextseed

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

VI.	CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Mr. Dickson, in connection with his business Icon Design Build, is currently litigating with a roofing company regarding the total amount of compensation they should be paid for faulty and delayed work on Mr. Dickson's property. The disputed amount is expected to be under $40,000.

Mr. Steakley, in connection with his business Den Property Group, was named as a defendant in a litigation in December 2013 in connection with the sale of a residence, where the buyer had used a fake power of attorney. Den Property Group's E&O insurance has covered Mr. Steakley and DEN Property Group's representation as they have not been involved in any wrongdoing, and they have since been removed from the settlement proceedings.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

An affiliate of the Issuer's founders is the general contractor for the hostel, on a design-build basis, and is not charging a construction management fee for the oversight of the construction.

The founders have also advanced an aggregate of $1.4 million to the Issuer for organization and start-up costs, rent payments, designs, permits, construction and renovation. Approximately $0.7 million of the advanced amounts will be reimbursed out of the proceeds of the Issuer's offerings and loans, and approximately $0.7 million of the advanced amounts will be reimbursed out refinancing proceeds or available cash flow from operations, after payment of debt service and operating expenses.

The operation of the hostel, its restaurants and bars and all aspects of the Project will be managed by the founders. In exchange for the management and administrative services that the founders will provide, the Issuer will pay the founders a monthly management fee equal to five percent (5.0%) of the

Issuer's gross revenues. The Issuer will also reimburse all out-of-pocket expenses of the founders incurred on behalf of the Issuer.

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be posted on the issuer's website at: http://nativehostels.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

2:35 PM
04/30/17
Accrual Basis

The Native Hostel Austin, LLC
Balance Sheet
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
Native PlainsCapital Business	6,714.37
Total Checking/Savings	6,714.37
Property and Equipment	
Leasehold Improvements	1,714,657.11
Total Property and Equipment	1,714,657.11
Other Current Assets	
Preopening Expenses	-116,001.32
Total Other Current Assets	-116,001.32
Total Current Assets	1,605,370.16
TOTAL ASSETS	**1,605,370.16**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Native A/P	0.00
Total Accounts Payable	0.00
Other Current Liabilities	
Payroll Liabilities	0.00
Total Other Current Liabilities	0.00
Total Current Liabilities	0.00
Long Term Liabilities	
ICON Line of Credit	750,000.00
NextSeed	396,500.00
Total Long Term Liabilities	1,146,500.00
Total Liabilities	1,146,500.00
Equity	
Owner's Equity	504,740.00
Net Income	-45,869.84
Total Equity	458,870.16
TOTAL LIABILITIES & EQUITY	**1,605,370.16**

APPENDIX A

OFFICER CERTIFICATION

Native Hostel Austin, LLC

I, Antonio T. Madrid, a Manager of Native Hostel Austin, LLC, certify that the financial statements of the Native Hostel Austin, LLC included in this Form are true and complete in all material respects.



Name: Antonio T. Madrid
Title: Manager

